Mail Stop 4720

June 26, 2009

By U.S. Mail and facsimile (757) 728-1891

Robert F. Shuford
President and Chief Executive Officer
Old Point Financial Corporation
1 West Mellen Street
Hampton, Virginia 23663

> **Re: Old Point Financial Corporation**
> **Form 10-K for December 31, 2008**
> **Definitive Proxy Statement filed March 18, 2009**
> **File Number 000-12896**

Dear Mr. Shuford:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

1. In future filings, please provide the information required by Item 201(e) of Regulation S-K in this section rather than in Item 11. Please refer to the instructions of Item 5 to Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Financial Condition and Results of Operations, page 14

2.   In future filings, strengthen your management analysis and commentary regarding trends and anomalies. Explain to the reading the reasons for, and the dynamics of the underlying numbers, rather than purely disclosing what those numbers are. For example, on page 20, there is disclosure that nonperforming assets increased from $3.2 million to $14.9 million. In future reports, discuss why there was this change, whether or not management considers this significant, whether management believe that this is a trend, whether management believes that this will have a future effect upon the company and if it will, how. In the last sentence of the first paragraph on page 21, there is the statement that nonperforming assets were $11.7 million higher. This is modified by starting the sentence with "Although," and then ending with, "$5.3 million of this increase is due to an increase in troubled debt restructured." However there is no management explanation or analysis of the modification.

3.   We note that your management discussion and analysis does not contain any discussion of your holdings of subprime loans nor any discussion of "Alt-A" type mortgages, either as loans or as investments. If you do not hold or have not made or invested in these types of loans, or if your holdings of such loans are inconsequential, please disclose in future filings that such lending or investing is not material to your company. If your holdings are other than inconsequential, please disclose and discuss in future filings.

Loan Portfolio, page 23

4.   We note the information concerning loans in Table V on page 23 is presented in categories which appear to differ from those used in other asset quality and loan loss tables on pages 25 and 26. Please revise your future filings to present the information under Industry Guide 3 using consistent categories in asset quality and loan loss tables. Refer to Instruction 3 of Item IV(A) of Industry Guide 3.

Nonaccrual, Past Due and Troubled Debt Restructured Loans, page 24

5.   We note the continued deterioration in the credit quality of your loan portfolio since 2007, which has resulted in your ratio of non-performing loans to total gross loans increasing significantly from 0.34% at December 31, 2007 to 1.75% at December 31, 2008 and 2.07% at March 31, 2009. However, we note that your ratio of allowance for loan losses to total loans at the end of these periods increased marginally from 0.9% at December 31, 2007 to 1.0% at December 31, 2008 and 1.1% at March 31, 2009. Please tell us and revise your disclosure in future filings beginning with your next Form 10-Q to provide a comprehensive discussion to bridge the gap between the significant changes in your asset quality with the changes in each of the elements and components of the loan loss allowance. Please include the following in the proposed disclosure:

       o   How changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance;

       o   How changes in estimation methods and assumptions affected the allowance;

       o   Why reallocations of the allowance among different parts of the portfolio or different elements of the allowance occurred;

       o   How actual changes and expected trends in nonperforming loans affected the allowance;

       o   Discuss whether the increase in non-performing loans relates to a few large credit relationships or several small credit relationships or both;

       o   Discuss in detail the extent to which your non-performing loans are collateralized; and

       o   Consider disclosing delinquency information on your portfolio and how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

6.   We note your non-performing assets table and potential problem loans disclosure on page 24. Given the significant increase in your non-performing assets and the current credit environment, please revise future filings to separately present and quantify the nonaccrual loans, loans past due 90 days or more and accruing interest, and any troubled debt restructured, by loan classification or type.

Non-accrual, past Due and Troubled Debt Restructured loans, page 24

7.   In future reports that include tables such as Table VII on page 24 or Table VIII on page 25, please consider including in the table the ratio of allowance for loan losses to nonperforming loans.

Item 8. Financial Statements and Supplementary Data
Note 1 – Significant Accounting Policies, page 38

8.   We noted your disclosure on page 22 with respect to your investments in Federal Home Loan Bank (FHLB) - Atlanta and Federal Reserve Bank (FRB) stock as restricted securities. Please revise your future filings, beginning with your next Form 10-Q, to more clearly discuss your accounting for these securities, including your impairment and results of your impairment analysis. Given the fact that FHLB – Atlanta has not paid dividends since the third quarter in 2008 and had a net loss in the quarter ended March 31, 2009, please include in the disclosure and provide us a copy of how you considered the positive and negative factors in your impairment analysis. Refer to the guidance of paragraphs 12.21 to 12.26 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06.

Definitive Proxy Statement on Schedule 14A

Bonuses, page 15

9.   We note your disclosure that the bank did not meet its predetermined goal under the
        bonus incentive plan in 2008, but you do not specify what those predetermined goals
        were other than, "deposit, loan and income growth during the year." Please disclose to
        the staff the performance parameters utilized in determining whether each named
        executive officer met the requirements of your bonus incentive plan. Please include such
        disclosure in future filings. To the extent you believe that disclosure of the performance
        measures is not required because it would result in competitive harm such that the targets
        could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a
        detailed supplemental analysis supporting your conclusion. In particular, your
        competitive harm analysis should clearly explain the nexus between disclosure of the
        performance measures and the competitive harm that is likely to result from disclosure.
        Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and
        Disclosure Interpretation 118.04.

                                        * * * * *

        Please respond to this comment within 10 business days or tell us when you will provide
us with a response. Your response letter should key your responses to our comments, indicate
your intent to include the requested revision in future filings, provide a draft of your proposed
disclosure and provide any requested information. We may have additional comments after
reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Lindsay Bryan at 202-551-3417, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst